101 2nd St Ste 1500 • San Francisco, CA 94105-3656 • (P) 415 593-5464 • (F) 415 896-5680

July 3, 2014

Via E-mail
David L. Orlic
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington DC 20549

Re:	Prosper Marketplace, Inc.
Schedule TO-I
Filed June 18, 2014
File No. 005-88191

Dear Mr. Orlic:

On behalf of Prosper Marketplace, Inc., a Delaware corporation (“Prosper”), we are providing the following responses to the comment letter dated June 27, 2014 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding Prosper’s Schedule TO-I.  The responses set forth below are numbered to correspond to the numbered comments in the Staff’s comment letter, which have been reproduced here for ease of reference. Please note that all page numbers in our responses refer to Amendment No. 1 to Schedule TO-I.

General

1.	Please provide your analysis as to whether the Series A preferred stock and the Series B preferred stock are separate “classes” within the meaning of Rule 13e-4(f)(3).

Response:  While "class" is not defined for purposes of Rule 13e-4, Section 12(g)(5) of the Exchange Act describes a class as "securities of an issuer which are of substantially similar character and the holders of which enjoy substantially similar rights and privileges." Set forth below is a discussion of the characteristics, rights and privileges of Series A and Series B preferred stock that require each of them to be treated as a separate class of securities for purposes of Rule 13e-4.

Overview of Series A and Series B Preferred Stock

On October 17, 2013, the Board of Directors of Prosper approved a 10-for-1 reverse stock split applicable to all classes of its capital stock. The details below reflect current, post-stock split information.

In January 2013, Prosper issued and sold 13,868,152 shares of Series A preferred stock (“Series A”). In connection with that sale, Prosper issued 5,117,182 shares at par value $0.01 per share of Series A-1 (“Series A-1”) convertible preferred stock to the holders of shares of Prosper’s preferred stock that was outstanding immediately prior to the sale (“Old Preferred Shares”) in consideration for such stockholders participating in the sale.

In addition, each such  participating investor received a share of Series A-1 preferred stock for every ten dollars of liquidation preference associated with an Old Preferred Share held by such holder. Each share of Series A-1 preferred stock has a liquidation preference of $10.00 and converts into common stock at a ratio of 1,000,000:1.

In September 2013, Prosper issued and sold 8,288,734 shares of Series B preferred stock (“Series B”).

In May 2014, Prosper issued and sold 4,880,954 shares of Series C preferred stock (“Series C”).

Dividends

Dividends on shares of the Series A, Series B and Series C preferred stock are payable only when, as, and if declared by the Board of Directors. No dividends will be paid with respect to the common stock until any declared dividends on the Series A preferred stock, Series B preferred stock and Series C preferred stock have been paid or set aside for payment to the  Series A preferred stockholders, Series B preferred stockholders and Series C preferred stockholders.

After payment of any such dividends, any additional dividends or distributions will be distributed among all holders of common stock and preferred stock in proportion to the number of shares of common stock that would be held by each such holder if all shares of preferred stock were converted to common stock at the then effective conversion rate.

Conversion

Under the terms of Prosper’s amended and restated certificate of incorporation, the holders of preferred stock have the right to convert such preferred stock into common stock at any time. In addition, all preferred stock automatically converts into common stock (i) immediately prior to the closing of an IPO that values Prosper at least at $200,000 and that results in aggregate proceeds to Prosper of at least $40,000 or (ii) upon a written request from the holders of at least 60% of the voting power of the outstanding preferred stock (on an as converted basis) including at least 14% of the voting power of the outstanding Series A-1 preferred stock.

In addition, if a holder of the Series A preferred stock has converted any of its Series A preferred stock, then all of such holder’s shares of Series A-1 preferred stock also will be converted upon a liquidation event. In lieu of any fractional shares of common stock to which a holder would otherwise be entitled, Prosper shall pay such holder cash in an amount equal to the fair market value of such fractional shares, as determined by the Board of Directors. At present, the Series A preferred stock, Series B preferred stock and Series C preferred stock convert into Prosper common stock at a 1:1 ratio while the Series A-1 preferred stock converts into Prosper common stock at a 1,000,000:1 ratio.

Liquidation Rights

Each holder of Series A preferred stock, Series B preferred stock and Series C preferred stock is entitled to receive, on a pari passu basis, prior and in preference to any distribution of proceeds from a liquidation event to the holders of Series A-1 preferred stock or common stock, an amount per share for each share of Series A preferred stock, Series B preferred stock and Series C preferred stock equal to the sum of the liquidation preference specified for such share and all declared but unpaid dividends, if any, on such share.

After the payment or setting aside for payment to the holders of Series A preferred stock, Series B preferred stock and Series C preferred stock, the holders of Series A-1 preferred stock are entitled to receive, prior and in preference to any distribution of proceeds to the holders of common stock an amount per share for each such share of Series A-1 preferred stock equal to the sum of the liquidation preference specified for such share and all declared but unpaid dividends, if any, on such share.

After the payment or setting aside for payment to the holders of Series A preferred stock, Series B preferred stock, Series C preferred stock and Series A-1 preferred stock, the entire remaining proceeds legally available for distribution will be distributed pro rata to the holders of Series A preferred stock and common stock in proportion to the number of shares of common stock held by them assuming the Series A preferred stock has been converted into shares of common stock at the then effective conversion rate, provided that the maximum aggregate amount per share of Series A preferred stock which the holders of Series A preferred stock shall be entitled to receive is three times the original issue price for the Series A preferred stock. At present, the liquidation preferences are equal to $1.44215155 per share for the Series A preferred stock, $10.00 per share for the Series A-1 preferred stock and $3.01613647 per share for the Series B preferred stock.

Voting

Each holder of shares of preferred stock is entitled to the number of votes equal to the number of shares of common stock into which such shares of preferred stock could be converted and has voting rights and powers equal to the voting rights and powers of the common stock. The holders of preferred stock and the holders of common stock vote together as a single class (except with respect to certain matters that require separate votes or as required by law), and are entitled to notice of any stockholders’ meeting in accordance with the bylaws of Prosper.

Based on the foregoing, and as implied by the Staff’s comment, we believe that the Series A and Series B preferred stock are separate classes of securities within the meaning of Rule 13e-4.  We have revised the Schedule TO-I to clarify the amounts sought for Series A and Series B preferred stock and to disclose that, in the event that any offer is oversubscribed, the shares tendered in such offer will be accepted on a pro rata basis.

Certain Effects of the Offer, page 8

2.	We note disclosure stating that Rule 13e-4 generally prohibits you and your affiliates from purchasing any subject securities, other than through the offer, until at least ten business days after termination of the offer, except pursuant to certain limited exceptions provided in Rule 14e-5. Please cite your authority for applying the exceptions to Rule 14e-5 to Rule 13e-4.

Response:  Prosper will amend the Schedule TO-I to delete the phrase referencing the exceptions in Rule 14e-5.

Interests of Directors and Executive Officers…,  page  18

3.	Please clarify your disclosure as to the number of shares of Series A preferred stock and Series B preferred stock currently outstanding, both on an “as-converted to common stock basis” and on an absolute basis.

Response:  We have revised the Schedule TO-I to clarify what is meant by the phrases “as-converted to common stock basis” and to disclose the number of shares of Series A preferred stock and Series B preferred stock currently outstanding on an absolute basis.

4.	Please disclose the number and percentage of shares of Series A preferred stock and Series B preferred stock owned by your directors and executive officers and Sequoia Capital on an absolute basis.

Response:  We have revised the Schedule TO-I to disclose the number and percentage of shares of Series A preferred stock and Series B preferred stock owned by our directors and executive officers and Sequoia Capital on an absolute basis.

Arrangements with Affiliates, Directors and Executive Officers, page 21

5.	Please advise why you have not filed the referenced stock purchase agreements as exhibits to your Schedule TO. See Item 5 of Schedule TO, Item 1005(e) of Regulation M-A, Item 12 of Schedule TO and Item 1016(d) of Regulation M-A.

Response:  In response this comment we have filed the Stock Purchase Agreement, dated May 1, 2014, with FS Venture Capital LLC, Francisco Partners and/or its affiliates, as an Exhibit to the Schedule TO. We will file the other agreements as future amendments to the Schedule TO.

6.	Please advise why you have not disclosed the material provisions of exhibits (d)(7), (d)(8) and (d)(9), including Sections 3.3 and 3.5 of the investors’ rights agreement and Sections 2(a) and (9)(k) of the voting agreement. See Item 5 of Schedule TO and Item 1005(e) of Regulation M-A. We are in receipt of your confidential treatment request with respect to these agreements and will respond to that request under separate cover.

Response:  We respectfully submit that Section 3.3 and 3.5 of the Investors’ Rights Agreement and Section 2(a) and Section 9(k) of the Voting Agreement  are not material to investors.  Section 3.3 of the Investors’ Rights Agreement includes a provision that precludes Prosper from acquiring a charter for a banking institution or otherwise directly or indirectly acquiring control of any entity that is a banking institution or that directly or indirectly controls a banking institution without prior approval of certain of its investors.  Similarly, Section 3.5 includes provisions granting limited “board observer” rights to certain of its investors.  Section 2(a) of the Voting Agreement includes provisions relating to the appointment of and voting agreements regarding the election of directors to Prosper Board of Director's. Section 9(k) of the Voting Agreement  includes provisions relating to the circumstances in which the Voting Agreement may be amended.

This information is not material to its investors generally and is not required to be disclosed in Schedule TO under Item 1005(e) or otherwise.  Item 1005(e) only requires the disclosure of the parties to the agreements to which it applies and other “material” provisions.  Prosper is of the view that these rights and restrictions are not material to investors.  In this regard we believe that it is important to note that Prosper is still a venture-backed, privately held company that is only subject to the tender offer rules due to the fact that it has publicly-held debt and PMI Management Rights.  Due to its structure and size, all of its equity investors are already aware of the provisions at issue since they were part of the negotiations of such provisions.  Consequently, disclosure of this information is not material to their investment decisions, while such information is also immaterial to the decisions of the holders of the notes that it previously registered under the Securities Act of 1933, or the holders of the PMI Management Rights, which are governed by the various agreements that create such rights.

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In responding to the Staff’s comments, Prosper hereby acknowledges that:

•	Prosper is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Prosper may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (415) 593-5411, or if I am not available, Keir Gumbs at (202) 662-5500 or by email at kgumbs@cov.com if you have any questions regarding our comments.

Sincerely,

/s/ Sachin Adarkar

Sachin Adarkar
General Counsel

cc:	Via E-mail
Keir D. Gumbs, Esq.
Covington & Burling LLP